Filed pursuant to Rule 433

Registration No. 333-259827

GENERAL MILLS, INC.

PRICING TERM SHEET

October 10, 2023

$500,000,000 5.500% Notes due 2028

Issuer:	General Mills, Inc.

Issuer Ratings & Outlook*:	Baa2 / BBB (Stable/Stable) (Moody’s/S&P)

Offering Format:	SEC Registered

Trade Date:	October 10, 2023

Settlement Date**:	October 17, 2023 (T+5)

Day Count Convention:	30 / 360

Title:	5.500% Notes due 2028

Principal Amount:	$500,000,000

Maturity Date:	October 17, 2028

Coupon (Interest Rate):	5.500%

Price to Public:	99.466%

Yield to Maturity:	5.624%

Spread to Benchmark Treasury:	+103 bps

Benchmark Treasury:	UST 4.625% due September 30, 2028

Benchmark Treasury Price / Yield:	100-04 1⁄4; 4.594%

Interest Payment Dates:	Semi-annually on each April 17 and October 17, commencing April 17, 2024

CUSIP / ISIN:	370334 CW2 / US370334CW20

Optional Redemption Provisions:
Make-whole Redemption:	At any time prior to September 17, 2028 at a discount rate of T+20 basis points

Par Redemption:	At any time on or after September 17, 2028 at 100%

Change of Control Offer to Purchase:	If a change of control triggering event occurs, General Mills will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

*Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BNP Paribas Securities Corp. at 1-800-854-5674, Citigroup Global Markets Inc. at 1-800-831-9146 or Deutsche Bank Securities Inc. at 1-800-503-4611.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on October 10, 2023 relating to its Prospectus dated September 27, 2021.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2